UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2025

GK Investment Holdings III, LLC
(Exact name of issuer as specified in its charter)

Delaware	33-3781161
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200

Barrington, Illinois 60010

(Full mailing address of principal executive offices)

(847) 277-9930

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of GK Investment Holdings III, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans, or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Business

Unless the context otherwise requires or indicates, references in this annual report to “us,” “we,” “our” or “our Company” refer to GK Investment Holdings III, LLC, a Delaware limited liability company.

General

GK Investment Holdings III, LLC is a Delaware limited liability company (the “Company’) formed on March 5, 2025 in order to invest in, lend on and operate commercial rental properties, lease such properties to multiple tenants, and make such other real estate related investments as are consistent with its investment objectives and that GK Development, Inc. dba GK Real Estate (referred to herein as “GK Real Estate”), our manager, deems appropriate.

The Company is focused on investing in existing income producing commercial properties that will benefit from GK Real Estate’s operating and leasing skills, including re-leasing, redeveloping, renovating, refinancing, repositioning, and selling. We may also invest in mortgages, mezzanine debt, or other types of real estate interests. GK Real Estate intends to actively participate in the management of our Company’s properties rather than hold them as passive investments; provided, that we may make debt investments in properties owned and controlled by other affiliates of GK Real Estate. The objective of this strategy is to maximize cash flow and property value at the time of final disposition. By doing this, GK Real Estate maximizes the potential of our Company to pay its obligations under the Bonds as they become due. Holding periods for our Company’s investments will vary depending on several factors.

Our acquisition focus is concentrated on quality assets with performant tenants in markets with strong growth demographics. We specifically target retail locations in growth corridors with strong accessibility and visibility, high traffic counts, and proximity to residential growth. Though we will also consider tertiary commercial real estate uses like industrial, multi-family, retail, or self-storage as an ancillary investment strategy to synergize with our core retail strategy. We look for stable, well-maintained properties that have a diversified tenant mix. Our retail property focus has an emphasis on properties well positioned for the future, including junior box centers, power centers, and other retail shopping centers anchored by grocery stores and tenants resistant to e-commerce disruption as well as service providers with limited online counterparts.

GK Real Estate will generally purchase or lend on individual properties but may consider portfolio purchases and/or loans.

While the focus of the Company is on income producing properties and not ground up development, at times our Company may have opportunities to acquire or make debt investments in commercial real property which includes unimproved pad sites for future development and leasing opportunities. In such instances, our Company may retain the unimproved pad sites for ground lease, build-to-suit and/or sale opportunities that would financially benefit the Company.

The Company’s primary investment objective is to acquire and hold interests in real estate, including fee interests in real property, mortgage loans secured by real estate and mezzanine debt related to real estate in a manner consistent with the Company’s intended reliance on Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Company may hold such assets in wholly or majority-owned subsidiaries in reliance on Section 3(c)(6) of the 1940 Act.

During the Company’s initial capital formation period, which is currently ongoing, and at other times when the Company is in the process of sourcing or closing investments consistent with its primary strategy, the Company may temporarily invest all or a portion of its capital in short-duration investments that may not constitute “qualifying interests” in real estate for purposes of Section 3(c)(5)(C). Such temporary investments may include loans or other instruments, including loans to affiliates, which may be secured by interests in entities that own or operate real estate or otherwise relate to real estate activities, and may also include government securities and other highly liquid investments. The Company’s initial loan to GK Investment Holdings, LLC (“GKIH”) is such a temporary investment.

The Company intends that any such temporary investments will be held only on an interim basis and will be reduced or disposed of as the Company identifies and consummates investments consistent with its real estate strategy. The Company does not intend to originate, acquire or hold such temporary investments as a primary investment strategy. The timing of redeployment of capital from temporary investments into qualifying and other real estate investments in accordance with the Company’s intended exemption from the 1940 Act will depend on, among other things, the availability of suitable investment opportunities, market conditions, and the pace of the sales of the Bonds.

Management. The sponsor of our Company, GK Real Estate, is a Barrington, Illinois based real estate acquisition and development company specializing in the acquisition, management, and redevelopment of commercial rental properties. Its management provides years of experience successfully acquiring, redeveloping, and managing commercial rental properties. Mr. Garo Kholamian is the President and founder of GK Real Estate. Prior to GK Real Estate, Mr. Kholamian was Senior Vice President of Development for Homart Development Co., the real estate development arm of Sears Roebuck. In this position, he was instrumental in the development of shopping centers across the United States. See “Directors and Executive Officers” for more information on Mr. Kholamian and the two other individuals responsible for the management of GK Real Estate.

Since 1995, GK Real Estate and its management team has had experience successfully acquiring, redeveloping, and managing a diversified portfolio of office, retail, and multifamily real estate properties. GK Real Estate controls a portfolio of real estate assets currently valued at over $500 million which represents 5.4 million square feet of office, multifamily and commercial space throughout the U.S. We benefit from GK Real Estate’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning and selling.

We do not have any employees. GK Real Estate’s management team is comprised of operation managers who are responsible for the day-to-day operation of GK Real Estate and our Company.

We filed an offering statement on Form 1-A (the “Offering Statement”), with the United States Securities and Exchange Commission (the “SEC”), on June 12, 2025, which offering statement was qualified by the SEC on August 18, 2025. Pursuant to the Offering Statement, we are offering a maximum of $75,000,000 of the Company’s 8% bonds (the “Bonds”).

On August 18, 2025, the Company commenced active operations. The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. As of December 31, 2025, the Company has sold $650,000 in Bonds, including $650,000 to Mr. Kholamian, the President and founder of GK Real Estate. The Bonds bear interest at a fixed rate of 7% per annum paid monthly, and an additional 1% annualized interest deferred until maturity.

The Bonds will mature on November 12, 2030, which is fifth anniversary of the date of the initial Bond issued (the “Maturity Date”) subject to the Company’s option to extend the Maturity Date for each of the Bonds for two additional one-year periods (each an “Extension Period”) and the Automatic Extension (defined herein). The Company will give notice of any Extension Period at least 30 days prior to such Extension Period or the Automatic Extension after such extension is applied. Upon the exercise of the optional Extension Period, the Bonds shall bear interest at a fixed rate of seven and a quarter percent (7.25%) per annum payable on each interest payment date for the first year following the original Maturity Date and a fixed rate of seven and a half percent (7.50%) per annum payable on each Interest Payment Date for the second year following the original Maturity Date. If, after both Extension Periods, the Illiquid Assets (as defined in the Offering Statement) of the Company are listed for sale upon within three (3) months of the Maturity Date, the Maturity Date shall be automatically extended for one (1) year at the current annualized interest rate (the “Automatic Extension”).

The Bonds are senior unsecured indebtedness of the Company. They rank equally with other senior unsecured indebtedness and are structurally subordinated to all indebtedness of any subsidiary. As of December 31, 2025, the Company does not have any other indebtedness. The Bonds would rank junior to any secured indebtedness.

As of the date of this Annual Report, the Company has entered into a short-term note receivable agreement effective November 17, 2025, in favor of GKIH for $550,000 (the “GKIH Loan”). Pursuant to the GKIH Loan, GKIH promises to pay the Company $614,525.13 or a lesser advanced amount. Interest accrues at 8% per annum on the unpaid principal from the note date until maturity, based on a 360-day year. After maturity or upon default, a default interest rate of 5% above the original rate applies, subject to lawful maximums. Monthly interest-only payments start December 1, 2025, continuing monthly through maturity on June 30, 2026. The full principal and accrued interest are due at maturity. Prepayment is allowed without penalty. The Company and GKIH are affiliates, and as such, the GKIH Loan is a related party transaction. GK Real Estate, is the manager of the Company and GKIH. Mr. Kholamian is the sole director and shareholder of GK Real Estate and effectively manages the Company and GKIH. Mr. Kholamian has a direct and material interest in the transaction described above.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

We will experience a relative increase in liquidity as we receive additional proceeds from the sale of Bonds and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition and operation of our properties or the payment of debt service.

We have not entered into any arrangements creating a reasonable probability that we will acquire a specific property or other asset. The number of properties and other assets that we will acquire will depend upon the number of Bonds sold and the resulting amount of the net proceeds available for investment in properties and other assets. Until required for the acquisition or operation of assets (including temporary investments like the GKIH loan) or used for distributions, we will keep the net proceeds of this offering in short-term, low risk, highly liquid, interest-bearing investments.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us.” Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries’ borrowing activities by the Bond Purchase Agreement.

Results of Operations

We operate on a calendar year. Set forth below is a discussion of our operating results for 2025, from March 5, 2025 to December 31, 2025.

As of December 31, 2025, our assets consisted of: (i) cash and cash equivalents; and (ii) the GKIH Loan.

For the period from Inception (March 5, 2025) to December 31, 2025, we had no revenues from operations. Operating costs for the same period amounted to $997. This resulted in an operating loss of $997. Net income for the period from Inception (March 5, 2025) to December 31, 2025, amounted to $8,549 after taking into account $18,450 of interest income on the note receivable, and interest expense of $8,904 on the outstanding bonds payable.

Liquidity and Capital Resources

As of December 31, 2025, we had cash on hand of $26,048.

As of December 31, 2025 we had sold $650,000 in gross proceeds of our Bonds, all of which are outstanding at year end. The Bonds will mature on November 12, 2030, subject to any Extension Periods or an Automatic Extension, if any. We will target asset dispositions to meet our obligations at maturity. Until the Bonds mature, our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans, and securities we acquire, improvement costs, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our Bond service obligations. Generally, we will fund our acquisitions from the net proceeds of our offering of the Bonds. We intend to acquire our assets with cash and mortgage or other debt, but we also may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash.

We expect to use debt financing as a source of capital. We have no limits on the amount of leverage we may employ; however, senior property debt is generally expected to be approximately 65% of the cost of our investments.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the Bond service obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the various markets in which our investments are located. Our ability to sell our assets is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. The Company may also invest in mortgages and mezzanine debt. Investments in real estate mortgages and mezzanine debt run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages or mezzanine loans may not be sufficient to enable us to recoup our full investment. In general, we intend to pay debt service from cash flow from operations. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of any reserves we may establish. Moreover, our manager may change this policy, in its sole discretion, at any time.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow. Note that, currently, we have not identified any source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

Our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio, the commercial rental real estate industry and real estate generally, which may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

The Company is in the process of closing selling agreements with financial custodians of accredited investors which will initiate the selling of the Bonds.

The Company has not been able to invest in commercial real estate properties or mortgage or mezzanine debt due to the small amount of Bonds issued to date; therefore, the Company entered into the GKIH Loan to deploy capital raised through the issuance of the Bonds. Our management predicts that we will be able to invest in fee interests in real property, mortgage loans secured by real estate and mezzanine debt related to real estate in a manner consistent with the Company’s business plan in the near future due to the issuance of new Bonds.

Item 3. Directors and Officers

The following table sets forth information on the directors and executive officers of GK Real Estate. Our Company is managed by GK Real Estate, its sole manager. Consequently, our Company does not have its own separate directors or executive officers.

Name	Age	Position with our Company	Director/Officer Since
Garo Kholamian	67	President and Sole Director	1995
Sherry Mast	58	Principal - Asset Management	1997
Steven Higdon	60	Chief Financial Officer	2020

Executive Officers

Set forth below is biographical information for GK Real Estate’s executive officers.

Garo Kholamian, age 67, is the President, sole Director and sole shareholder of GK Real Estate. Since the formation of GK Real Estate in 1994, Mr. Kholamian and his affiliates have acquired and developed over 120 million square feet of commercial property including apartments, office and commercial rental property. Prior to forming GK Real Estate, Mr. Kholamian was Senior Vice President of Development for Homart Development Co., the real estate development arm of Sears Roebuck, specializing in regional shopping malls, power centers and office buildings. At Homart, Mr. Kholamian was responsible for site selection, negotiation and project development and management of Homart’s community shopping centers, including over 2.2 million square feet of commercial rental space in the Midwest and Florida. Before managing the development of these centers, Mr. Kholamian assisted in the development of 1.5 million square feet of regional malls and 1.1 million square feet of office space throughout the U.S. for Homart. Mr. Kholamian received his Master’s Degree in Business Management from Loyola University of Chicago in 1985 and his Bachelor’s Degree in Architecture from the Illinois Institute of Technology in 1981. He is a member of the International Council of Shopping Centers and a licensed real estate broker in Illinois.

Sherry Mast, age 58, is the Principal - Asset Management at GK Real Estate. Ms. Mast joined GK Real Estate in 1997 and, prior to taking over asset management, established leasing, property management and financial procedures and systems for GK Real Estate. Ms. Mast is responsible for asset managing the company’s entire portfolio and also manages the day-to-day leasing activity, including outside broker relationships. Prior to joining GK Real Estate, Ms. Mast was Marketing Manager for Karp’s, a nationally recognized bakery supply company. There she was responsible for new product development, creating bakery supply solutions for national retailers. From joining that company in 1992, Ms. Mast was involved in the creation of new products and worked closely with national clients, including Starbucks Coffee, Wal-Mart, Dominick’s Finer Foods, and American Superstores. Prior to joining Karp’s, Ms. Mast was Quality Assurance Associate for Hyatt Hotel Corporation from 1989 through 1992. There she assisted in improving customer relations and maintaining Hyatt’s industry-leading service standards. Ms. Mast received her Bachelor’s Degree in Corporate Communications from Northern Illinois University. She is a member of the International Council of Shopping Centers and is a registered real estate salesperson in Illinois.

Steve Higdon, age 60, is the Chief Financial Officer at GK Real Estate. He’s been with GK Real Estate since December 2020. With more than 38 years in corporate finance, capital markets, investment banking, and accounting, Steve leads GK Real Estate’s financial planning, treasury management, internal controls, risk management, and financial reporting. He oversees the accounting and finance teams, acts as the company’s financial spokesperson, and is deeply involved in real estate development, acquisitions, fund administration, and audits. Previously, Steve was CFO at Aegis Asset Management, guiding strategy for a $2B nationwide real estate portfolio. Prior to joining Aegis, Steve was the co-owner/CFO at Bradford Allen, where he led major investment and debt placements for a $1B real estate investment firm. .In his capacity at Bradford Allen, he was the lead financial executive in the underwriting of over $200MM in equity placed for 1.5 million sf of commercial/retail and multi-family space in various cities across the United States. He developed the Acquisitions and the Investment/Asset Mgmt. teams to purchase assets and analyze the market dynamics to maximize returns for Investors. Steve holds Bachelor’s degrees in Accounting and Finance from Illinois State University. Steve earned his license as a Certified Public Accountant in 1988, but is currently non-practicing.

Director and Executive Compensation

Our Company does not have executives. It is operated by a sole manager, GK Real Estate. Garo Kholamian is the sole shareholder and director of GK Real Estate. We will not reimburse our manager for any portion of the salaries and benefits to be paid to its executive officers named in “Directors and Officers.”

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of December 31, 2025, certain information regarding the beneficial ownership of our outstanding membership units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding membership units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding membership units. Each person named in the table has sole voting and investment power with respect to all of the membership units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Security Ownership of Certain Beneficial Owners (5% or more)

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Class A	Garo Kholamian(1)(2)	78% Membership Interest	78%

Security Ownership of Management

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Class A	Management(2)(3)	100% Membership Interest	100%

(1)	Garo Kholamian, through a related party of Garo Kholamian, holds a 78% membership interest in our Company.

(2)	Address is: 257 East Main Street, Suite 200, Barrington, IL 60010.

(3)	Certain other employees of GK Real Estate, our Company’s manager, collectively hold 22% of our Company’s Class A Membership Interests. Includes Mr. Garo Kholamian’s ownership of Class A securities.

We may provide incentive grants of economic profit interest of our Company to employees of GK Real Estate or an affiliate in the future. The time, manner and terms of any such grants, which will be subject to the sole discretion of GK Real Estate as our manager, have not been determined as of the date of this report.

Item 5. Interest of Management and Others in Certain Transactions

The Company has sold $650,000 in bonds to a related party, Garo Kholamian. The Bonds, which bear interest at a fixed rate of 7% per annum paid monthly, and an additional 1% annualized interest deferred until maturity. The Bonds will mature on November 12, 2030, which is fifth anniversary of the date of the initial Bond issued.

As of the date of this Annual Report, the Company has entered into a short-term note receivable agreement effective November 17, 2025, with GK Investment Holdings, LLC (“GKIH Loan”) for $550,000. The Company and GKIH are affiliates of one another, and as such the GKIH Loan is a related party transaction. GK Real Estate is the manager of the Company and GKIH. Mr. Kholamian is the sole director and shareholder of GK Real Estate and effectively manages the Company and GKIH. Mr. Kholamian has a direct and material interest in the transaction described above.

GK Real Estate, our Company’s manager, or its affiliates will be responsible for all aspects of the management of our Company’s assets. Through this management, GK Real Estate or its affiliates will be entitled to the fees enumerated below:

Acquisition Fees. GK Real Estate will be entitled to 2% of the purchase price of each property purchased from non-affiliated, third -party sellers for identifying, reviewing, evaluating, investing in, and the purchase of real property acquisitions. These acquisition fees are payable by our Company regardless of whether the property ever generates positive cash flow.

Property Management Services Fee. Each property owned by our Company will be managed by a property manager, which may be GK Real Estate or an affiliate of GK Real Estate. For its services, the property manager will be paid property management fees, leasing compensation and other compensation, provided that property management fees for any property may not exceed 5% of annual gross revenues from that property. The property management fees will be paid in arrears on a monthly basis. The property management fees are payable by our Company regardless of whether the property ever generates positive cash flow.

Disposition Fees. GK Real Estate will receive 2% of the gross sale price from the disposition of each property by our Company. These disposition fees are payable by our Company regardless of whether the investment is sold at a gain or a loss.

Asset Management Fees. Each property owned by our Company in our future portfolio will be managed by GK Real Estate. For its services, GK Real Estate will be entitled to an asset management fee equal to 1% of the appraisal value of real properties acquired by the Company or its subsidiaries or pro rata portion of such value if a Company subsidiary is not wholly-owned. No asset management fees will be earned on undeployed cash. The asset management fees will be paid in arrears on a monthly basis. The asset management fees are payable by our Company regardless of whether the asset ever generates positive cash flow.

Financing Fees. GK Real Estate will be entitled to 2% of the principal amount of any financing in conjunction with the purchase or refinance of an asset. These financing fees are payable by our Company regardless of whether the asset generates positive cash flow.

Reimbursement of Offering and Organization Expenses. GK Real Estate is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 2.0% of the $75,000,000 gross bond proceeds received up to $1,500,000 for reimbursement of offering and organization costs incurred. The initial accounting and legal fees are incurred by GK Real Estate and not by the Company. If there are no Bonds raised, the Manager will not be reimbursed from the Company.

Other Fees. GK Real Estate may be entitled to certain additional, reasonable fees in association with other activities imperative to the operations of our Company. Such activities include, but are not limited to, property leasing, property development, and loan guarantees. GK Real Estate will endeavor to determine such fees based upon benchmark market rates.

With respect to related parties, amounts incurred in 2025 consisted of the following:

2025
GK Real Estate.
Disposition fee (2% of the net sales price)	$0
Property Management service fees (5% of gross collections)	$0
Asset Management fees (1% of the appraised value of the rental property)	$0
Reimbursed expenses	$13,000
Promotional Fees from sale of Bonds (2.5% of proceeds) - capitalized	$0

Item 7. Financial Statements

GK Investment Holdings III, LLC

(a Delaware limited liability company)

Financial Statements and Report of Independent Auditor

As of December 31, 2025 and for the Period from Inception (March 5, 2025)

To December 31, 2025

GK Investment Holdings III, LLC

Report of Independent Auditor

To the Members

GK Investment Holdings III, LLC

Barrington, Illinois

Opinion

We have audited the accompanying financial statements of GK Investment Holdings III, LLC (the “Company”), which comprise the balance sheet as of December 31, 2025, and the related statements of operations, changes in members’ deficit, and cash flows for the period from inception (March 5, 2025) to December 31, 2025, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the initial period then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

F-1

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Cherry Bekaert LLP

Richmond, Virginia

April 27, 2026

F-2

GK Investment Holdings III, LLC

Balance Sheet

December 31, 2025

2025
ASSETS
Cash	$26,048
Accrued interest receivable	18,450
Other assets	700
Note receivable	550,000

Total assets	$595,198

LIABILITIES AND MEMBERS’ EQUITY

LIABILITIES
Accrued expenses	$32
Accrued interest payable	2,907
Bonds payable - net	583,710

Total liabilities	586,649

Members’ Equity
Members’ Equity	8,549

Total liabilities and members’ equity	$595,198

See notes to financial statements.

F-3

GK Investment Holdings III, LLC

Statement of Operations

For the period from Inception (March 5, 2025) to December 31, 2025

For the period
from Inception
(March 5, 2025)
to December 31,
2025
Revenue	$-

Operating Expenses
Operating expenses	647
Professional fees	350
997

Operating Loss	(997)

Other (Expense) and Income
Interest expense	(8,904)
Interest income	18,450
9,546

Net Income	$8,549

See notes to financial statements.

F-4

GK Investment Holdings III, LLC

Statement of Members’ Equity

December 31, 2025

2025
Balance - Inception (March 5, 2025)	$-

Net Income	8,549

Balance - End of Year	$8,549

See notes to financial statements.

F-5

GK Investment Holdings III, LLC

Statement of Cash Flows

For the period from Inception (March 5, 2025) to December 31, 2025

For the period
from Inception
(March 5, 2025)
to December 31,
2025
Cash Flows from Operating Activities
Net Income	$8,549
Adjustments to reconcile net loss to net cash flows from operating activities:
Amortization of bond issuance costs and bond discount	1,700
Changes in:
Accrued interest receivable	(18,450)
Other assets	(700)
Accrued interest payable	2,907
Accrued expenses	32
Net cash flows from operating activities	(5,962)

Cash Flows from Investing Activities
Issuance of note receivable	(550,000)
Net cash flows from investing activities	(550,000)

Cash Flows from Financing Activities
Proceeds from bonds payable	598,000
Payment of bond issuance costs	(15,990)
Net cash flows from financing activities	582,010

Net increase in Cash	26,048

Cash - at Inception (March 5, 2025)	-
Cash - End of year	$26,048

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$4,297

See notes to financial statements.

F-6

GK Investment Holdings III, LLC

Notes to Financial Statements

For the Period from Inception (March 5, 2025) to December 31, 2025

Note 1 – Organization and Summary of Significant Accounting Policies for Future Operations

Description of Business – GK Investment Holdings III, LLC, (the “Company”), was formed on March 5, 2025 with the intent to acquire and/or loan on existing income producing commercial properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the properties for an alternative use other than intended when originally acquired. However, the Company is permitted to transact in any lawful business in addition to that stated above. The Company anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $75,000,000 of bonds (the “Bonds”). The Company has sold $650,000 in Bonds and has redeemed $0 of Bonds as of December 31, 2025. The Company has $650,000 in Bonds outstanding as of December 31, 2025. The Bonds are unsecured indebtedness of the Company. The Bonds were sold to a related party.

The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate of the members of the Company. The Company has one class of units, Class A units, which are owed 100% by individuals related to the Manager. The members of the Company have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement.

The Company has entered into a short-term note receivable agreement effective November 17, 2025, with GK Investment Holdings, LLC (“GKIH Loan”). The Company and the borrower are affiliates of one another, and as such the GKIH Loan is a related party transaction. GK Development, Inc., is the manager of the Company and the borrower. The Manager has a direct and material interest in the transaction described above.

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the members of the Company as set forth in the Agreement. Gains and losses from the sale, exchange, or other disposition of Company property will be allocated to the members of the Company in their ownership percentages.

Basis of Accounting - The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets, and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the balance sheet.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Our financial instruments consist of cash, note receivable and bonds payable. The carrying values of cash approximate their fair value due to their short-term maturities. The note receivable is a short-term asset, and its’ carrying value approximates the face value of the loan and any accretive interest earned to date. The carrying value of the bonds payable approximates their fair value based on interest rates currently obtainable.

F-7

GK Investment Holdings III, LLC

 Notes to Financial Statements

For the Period from Inception (March 5, 2025) to December 31, 2025

Note 1 – Organization and Summary of Significant Accounting Policies for Future Operations (Continued)

Cash - The Company maintains cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation limits of $250,000. The Company believes that they are not exposed to any significant credit risk on its cash.

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the balance sheet as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity. Amortization expense is included in interest expense on the accompanying statement of operations.

Income Taxes – The Company is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. The members of the Company are taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities

Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2025, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the financial statements.

Segment Reporting – The Company has lent to entities that own, operate, develop, redevelop on primarily grocery-anchored shopping centers, street retail-based properties, and mixed-use assets. The Company has aggregated all of its investments into one reportable segment due to their similarities with regard to the nature, location and economics of the properties and operational process. The Company is managed as one reporting unit, rather than multiple reporting units, for internal reporting purposes and for internal decision-making by the Company’s management, including the chief operating decision maker (“CODM”). Therefore, the Company discloses its operating results in a single reportable segment.

Variable Interest Entity – A variable interest entity (“VIE”) is an entity in which a controlling financial interest may be achieved through arrangements that do not involve voting interest. The Company has identified the GKIH Loan as a VIE, but it was determined that the Company did not need to consolidate the VIE for purposes of financial reporting. The Company is not the primary beneficiary of the VIE, nor does it have significant influence through voting or similar rights to direct operations of the VIE.

F-8

GK Investment Holdings III, LLC

 Notes to Financial Statements

For the Period from Inception (March 5, 2025) to December 31, 2025

Note 1 – Organization and Summary of Significant Accounting Policies for Future Operations (Continued)

Note Receivable – The GKIH Loan is stated at the outstanding principal amount, net of an allowance for credit losses. The Company provides an allowance for credit losses, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Outstanding notes accrue interest based on the terms of the respective note agreements. A note is considered delinquent when the debtor has missed defined payments. At that time, the GKIH Loan is placed on nonaccrual status and interest accrual ceases and does not resume until the note is no longer classified as delinquent. Delinquent notes are written off based on defined metrics used to assess delinquency and write-off amount. The GKIH Loan is current as of December 31, 2025. No portion of the GKIH Loan was written off during the period ended December 31, 2025. For the period ended December 31, 2025, the allowance for credit losses was $0.

Recent Accounting Pronouncements – The Company does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 2 – Bonds Payable

The Company is offering 8% unsecured Bonds (the “Bonds”) at a purchase price of $1,000 per Bond, minimum purchase amount of $5,000. The Bonds, bear interest at a fixed rate of 7% per annum paid monthly, and an additional 1% annualized interest deferred until maturity. The Bonds will mature on November 12, 2030, which is fifth anniversary of the date of the initial Bond issued.

The Bonds are senior unsecured indebtedness of the Company. They rank equally with other senior unsecured indebtedness and are structurally subordinated to all indebtedness of any subsidiary. As of the December 31, 2025, the Company does not have any other indebtedness. The Bonds would rank junior to any secured indebtedness.

The Bonds are being issued pursuant to a Bond Purchase Agreement (the “Bond Purchase Agreement”) by and among the Company and the bondholders. The Company is allowed to incur additional indebtedness so long as the Equity Bond Ratio (defined herein) is maintained. These covenants are subject to a number of important exceptions, qualifications, limitations, and specialized definitions. While any of the Bonds remain outstanding, the Company shall commission or otherwise obtain an appraisal or broker opinion of value of each real property owned by the Company or a subsidiary of the Company to be dated on or before the second anniversary of the acquisition of such real property, and then on or before each subsequent anniversary of the prior appraisal. While any of the Bonds remain outstanding, the sum of the aggregate property equity values plus any cash or cash equivalents and notes receivable, as defined by GAAP, then held by the company shall be equal to or exceed seventy percent (70%) of aggregate principal amount of the outstanding Bonds. While any Bonds remain outstanding, the Company shall maintain a cash coverage ratio equal to at least 120%. The Company will notify the Bondholders of any noncompliance with the above in accordance with the Bondholder Purchase Agreement and the Form of Bond. The Company was in compliance with the covenants for the period ending December 31, 2025.

The Bonds will be redeemable at the election of the bondholder beginning on the one-year anniversary of first issuance date of the Bonds, (the “Optional Redemption”). In order to request redemption, the bondholder must provide written notice to the Company at its principal place of business and state that the bondholder requests redemption of all or a portion (consisting of at least 50%) of the bondholder’s Bonds,(a “Notice of Redemption”). The price per Bond to be paid for redemptions made pursuant to Optional Redemption shall be $850 per Bond plus all accrued but unpaid interest on the Bonds being redeemed, excluding any deferred interest payment. Deferred interest payments will not be made in the instances of Optional Redemption. The Company will have 120 days from the date the applicable Notice of Redemption is provided to redeem the requesting bondholder’s Bonds, subject to the limitations set forth in the Bond.

F-9

GK Investment Holdings III, LLC

 Notes to Financial Statements

For the Period from Inception (March 5, 2025) to December 31, 2025

Note 2 – Bonds Payable (continued)

In the event of death or disability of a Bondholder, Bonds may be presented to the Company for repurchase. All of the Bonds beneficially held by a Bondholder may be submitted to the Company for repurchase at any time in accordance with the procedures outlined by the Company. At that time, the Company may, subject to the conditions and limitations, repurchase the Bonds presented for cash to the extent that the Company has sufficient funds available. If the re-purchase is being made from the original purchaser of a Bond(s), the repurchase price will equal the price paid per Bond. The repurchase amount for the Bonds for all other persons will equal $1,000 per Bond being repurchased. The Company’s obligation to repurchase Bonds and the cash available for this “Death and Disability Redemption” are subject to certain conditions and limitations.

Optional Redemptions and Death and Disability Redemptions shall be subject to the Company’s determination that the Company has or will have cash available from operations or the sale of assets to make the requested redemptions (the “Cash Limitation”). The Company shall have no obligation to make Optional Redemptions.

The Company has the right to, subject to the Company’s sole discretion, redeem any number of Bonds at any time after their issuance. If the Company decides to redeem certain number of Bonds, we may redeem all or any part of that Bondholder’s Bonds at the Company’s redemption price. In the event the Company elects to redeem less than all of the Bonds, the particular Bonds to be redeemed will be selected by the Company in its sole discretion.

The Company may, from time to time, without notice to or consent of the bondholders, increase the aggregate principal amount of the Bonds outstanding by issuing additional bonds in the future with the same terms of the Bonds, except for the issuance date and offering price, and such additional bonds shall be consolidated with the Bonds in this offering, subject to the sole discretion of the Company.

Bonds Payable as of December 31, 2025, are summarized as follows:

2025
Bonds Payable	$650,000

	Basis of Amortization
Bond issuance costs	Straight-line over bond terms	$15,990
Bond discount		52,000
Subtotal		67,990

Less: Accumulated amortization		1,700

Deferred bond issuance costs - net		66,290

Bonds payable - net		$583,710

F-10

GK Investment Holdings III, LLC

 Notes to Financial Statements

For the Period from Inception (March 5, 2025) to December 31, 2025

Note 2 – Bonds Payable (continued)

Total amortization expense of bond issuance costs and bond discount charged to operations amounted to $1,700 for the period ended December 31, 2025. Such amounts have been included in interest expense on the accompanying statement of operations. Inclusive of bond amortization expense, bond interest expense was $8,904 for the period ended December 31, 2025, of which $2,907 was incurred but not paid as of December 31, 2025.

Note 3 - Related Party Transactions

The Manager is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 2.0% of the $75,000,000 gross bond proceeds received up to $1,500,000 for reimbursement of offering and organization costs incurred by the Manager. The initial accounting and legal fees are incurred by the Manager and not by the Company as offering and organization costs. If there are no Bonds raised, the Manager will not be reimbursed from the Company. For the period ended December 31, 2025, the Manager received $13,000 in promotional fees, which are included in bonds payable – net on the balance sheet.

With respect to related parties, amounts incurred consisted of the following for the period ended December 31, 2025:

2025
Reimbursed expenses	$13,000

Total	$13,000

In addition to the above, the other asset in the amount of $700 on the accompanying balance sheet is due from a related party.

Note 4 – Note receivable

GK INVESTMENT HOLDINGS - On November 17, 2025, the Company entered into a note receivable agreement with GK Investment Holdings, LLC (“GKIH”), an entity who is also managed by the Manager, in the amount of $614,525 and made advances to GKIH in the amount of $550,000. The difference between the amount advanced and the face value of the note totals $64,525, which represents additional interest income to be paid by GKIH to the Company at maturity, will be accreted over the life of the note. As such, the accretion amount for the period ended December 31, 2025, is $12,905, and the entire balance remains included in accrued interest receivable on the balance sheet as of December 31, 2025.

The note bears interest at 8% per annum, payable monthly. Interest income for the period ended December 31, 2025, is $5,545, and the entire balance remains included in accrued interest receivable on the balance sheet as of December 31, 2025.

F-11

GK Investment Holdings III, LLC

Notes to Financial Statements

For the Period from Inception (March 5, 2025) to December 31, 2025

Note 4 – Note receivable (continued)

The note matures on June 30, 2026, when any outstanding principal and unpaid interest is due in full.

As of and for the period ended December 31, 2025, the Company evaluated the note receivable for impairment but determined that an allowance was not required to be recorded.

Note 5—Information about variable interest entities

The activities that most significantly impact GKIH’s economic performance are from owning and operating real estate. This entity is considered to be a variable interest entity because it does not have sufficient equity to carry out its principal activities without the subordinated financial support provided by the note from the Company.      The Company determined that it is not the primary beneficiary of GKIH because it does not have the power through voting or similar rights to direct rental operations of GKIH, which represent its most significant activities. The Company does not have equity investments in GKIH.

As of December 31, 2025, the Company’s maximum exposure to loss as a result of its involvement with GKIH is approximately $568,450, which represents the outstanding balance of the notes receivable and accrued interest receivable.

The following is a summary of the income tax basis financial position and results of operations of GKIH as of and for the year ended December 31, 2025:

2025
Total assets	$5,526,653

Total liabilities	$9,297,122
Total members’ deficit	(3,770,469)

Total liabilities and members’ deficit	$5,526,653

Revenue	$4,549,764
Expenses	(2,044,139)

Net income prior to noncash items	2,505,625
Depreciation and amortization	(42,388)

Net income	$2,463,237

F-12

GK Investment Holdings III, LLC

Notes to Financial Statements

For the Period from Inception (March 5, 2025) to December 31, 2025

Note 6 – Segment reporting

ASC Topic 280 “Segment Reporting” establishes standards for companies to report in their financial statement information about operating segments, services, geographic area, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group in deciding how to allocate resources and assess performance.

The Company’s CODM has been identified as the Chief Executive Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company has only one operating segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss reported on the statement of operations. The key measures of segment profit or loss reviewed by the CODM are interest income and interest expense, as reported on the statement of operations. Interest income and interest expense are reviewed and monitored by the CODM to manage and forecast cash to ensure that enough capital is available to maintain and enforce all contractual agreements. The measure of segment assets is the total assets as reported on the balance sheet. The accounting policies of this segment are the same as those described in the significant accounting policies in Note 1.

Note 7 – Subsequent Events

The financial statements and related disclosures include evaluation of events up through and including April 27, 2026, which is the date the financial statements were available to be issued.

F-13

Item 8 Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of GK Investment Holdings III LLC dated March 5, 2025, incorporated by reference to Exhibit (2)(a) to the Company's Offering Statement on Form 1-A filed on August 4, 2025.

(2)(b)	Limited Liability Company Agreement of the Company date March 5, 2025 incorporated by reference to Exhibit (2)(b) to the Company's Offering Statement on Form 1-A filed on August 4, 2025.

(3)(a)	Form of Bond Purchase Agreement incorporated by reference to Exhibit (3)(a) to the Company's Offering Statement on Form 1-A filed on August 4, 2025.

(3)(b)	Form of Unsecured 8.0% Bond incorporated by reference to Exhibit (3)(b) to the Company's Offering Statement on Form 1-A filed on August 4, 2025.

(6)(a)	Escrow Agreement by and between by and between Wealthforge Distributors, LLC and GK Investment Holdings III LLC, incorporated by reference to Exhibit (6)(a) to the Company's Offering Statement on Form 1-A filed on August 4, 2025.

(6)(b)	Service Fee Agreement by and between GK INVESTMENT HOLDINGS III LLC, a Delaware limited liability company and GK DEVELOPMENT, INC, an Illinois corporation, d/b/a “GK Real Estate”, incorporated by reference to Exhibit (6)(b) to the Company's Offering Statement on Form 1-A filed on August 4, 2025.

(6)(c)	Note Receivable Agreement by and between GK Investment Holdings III, LLC and GK Investment Holdings, LLC dated November 17, 2025.

14

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings III, LLC, a Delaware limited liability company

	By:	GK Development, Inc. dba GK Real Estate
an Illinois corporation, Manager

Date: April 27, 2026	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Title:	Sole Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: April 27, 2026	By:	/s/ Garo Kholamian
Garo Kholamian
President of our manager (Principal Executive Officer)

Date: April 27, 2026	By:	/s/ Steven P. Higdon
Steven P. Higdon
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

15